

June 17, 2011

<u>Via E-mail</u>
Craig R. Ramsey
Executive Vice President and Chief Financial Officer
AMC Entertainment Inc.
920 Main Street
Kansas City, MO 64105

> **Re: AMC Entertainment Inc.**
> **Amendment No. 5 to Registration Statement on Form S-4**
> **Filed June 8, 2011**
> **File No. 333-171819**

Dear Mr. Ramsey:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Exhibit 5.1</u>

1. Please revise the opinion to provide the opinions given in paragraphs 1 and 3 of the prior Exhibit 5.1 opinion dated as of April 15, 2011 for the Delaware Guarantors or advise.

2. Please have counsel revise the last sentence in the fifth paragraph to expressly state what it is relying upon the local opinions for.

3. We note the statement in the penultimate paragraph that the legality opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. Please have counsel revise the legality opinion or confirm to us in a response to indicate that the opinion opines upon Delaware law including all applicable statutory provisions, the rules and regulations underlying those provisions and all applicable judicial and regulatory determination interpreting those laws.

4. Please revise the last sentence of the penultimate paragraph to remove the limitation as to those laws "that are currently in effect" or confirm you will file the opinion as of the effective date of the registration statement.

Exhibit 5.2

5. Please have counsel revise the date that Amendment No. 5 was filed in the first paragraph.

6. Please have counsel revise the opinion to provide the Certificate of Good Standing of AMCCPS, the certification date of the Articles of Incorporation of AMCCPS and the Corporate Guarantors Secretary's Certificate as of a more recent date.

Exhibit 5.4

7. Please revise the opinion to provide the opinion given in paragraph 3 of the prior Exhibit 5.1 opinion dated as of April 15, 2011 for the District of Columbia and California Guarantors or advise.

8. Please revise the first sentence of the penultimate paragraph to remove the term "present" or confirm you will file the opinion as of the effective date of the registration statement.

9. Please revise the last sentence of the penultimate paragraph to remove the limitation regarding the "statutes, administrative decisions, rules, regulations or requirements" for the federal law of the United States and the laws of the state of California and the District of Columbia or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3574 with any questions.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: Via E-mail
        Monica K. Thurmond, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP